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November 18, 2010	WRITER’S DIRECT LINE 414.319.7348 brikkers@foley.com EMAIL

CLIENT/MATTER NUMBER 302280-0354

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hanger Orthopedic Group, Inc. and its Subsidiary Guarantors—
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Hanger Orthopedic Group, Inc., a Delaware corporation (the “Company”), and the subsidiaries of the Company set forth in Exhibit A hereto (the “Subsidiary Guarantors”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), and under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), the above-referenced Registration Statement, with exhibits, relating to a proposed offer to exchange (the “Exchange Offer”) the Company’s new 7 1/8% Senior Notes due 2018 (the “New Notes”) for an equal principal amount of the Company’s outstanding 7 1/8% Senior Notes due 2018 (the “Original Notes”).  Included with the exhibits filed with the Registration Statement is the Form T-1 Statement of Eligibility under the Trust Indenture Act of Wilmington Trust Company.

The Company and the Subsidiary Guarantors are registering the Exchange Offer in reliance on the position of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co., Inc. (available June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (available July 2, 1993) and pursuant to General Instruction B.1.a. of Form S-4.  The Company and the Subsidiary Guarantors have advised us that neither the Company nor any Subsidiary Guarantor has entered into any arrangement or understanding with any person to distribute the New Notes and that, to the best of the Company’s and each Subsidiary Guarantor’s information and belief, each holder of the Original Notes that may participate in the Exchange Offer will acquire the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes.

The Company has made a wire transfer in the amount of $14,260 payment of the prescribed registration fee to the United States Treasury designated lockbox depository at U.S. Bank in St. Louis, Missouri.  Such fee was calculated in accordance with Section 6(b) of, and Rule 457(f)(2) under, the Securities Act.  The Company’s CIK number is 0000722723.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 319-7348 or Mark T. Plichta at (414) 297-5670.

Very truly yours,

/s/ Benjamin F. Rikkers

Benjamin F. Rikkers

Enclosure

cc:	Hanger Orthopedic Group, Inc.
Working Group

EXHIBIT A

ABi Orthotic/Prosthetic Laboratories, Ltd.

Advanced Prosthetics of America, Inc.

Colorado Professional Medical, Inc.

Creative Orthotics & Prosthetics, Inc.

DDOPP Holding LLC

DiBello’s Dynamic Orthotics and Prosthetics Partnership Ltd.

Dosteon Solutions, LLC

Elite Care, Incorporated

Eugene Teufel & Son Orthotics & Prosthetics, Inc.

Hanger Prosthetics & Orthotics East, Inc.

Hanger Prosthetics & Orthotics West, Inc.

Hanger Prosthetics & Orthotics, Inc.

Hattingh Holdings, Inc.

Inline Orthotic and Prosthetic Systems

Innovative Neurotronics, Inc.

Linkia, LLC

Nebraska Orthotic & Prosthetic Services, Inc.

OPNET, Inc.

Orthopedic Rehabilitation Products, Ltd.

Southern Prosthetic Supply, Inc.

The Brace Shop Prosthetic Orthotic Centers, Inc.

Speed Acquisition Vehicle, Inc.

Wasatch Orthotics & Pedorthics, LLC